February 4, 2020

Randy May
Chief Executive Officer
Ecoark Holdings, Inc.
5899 Preston Road #505
Frisco, TX 75034,

       Re: Ecoark Holdings, Inc.
           Pre-effective Amendment 1 to Registration Statement on Form S-1 Filed January 21, 2020
           File No. 333-235456

Dear Mr. May:

        We have reviewed your amended registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Pre-effective Amendment 1 to the Registration Statement on Form S-1 filed January 21, 2020

General

1. We note your response to comment 10 in our January 8, 2020 letter. We have referred your response to the Division of Investment Management. The Division of Investment
       Management is reviewing your response. We may have further comment. Recent Sales of Unregistered Securities, page II-3

2. Refer to comment 1 in our January 8, 2020 letter. Based on disclosure in the financial statements under "Note 13: Stockholders' Equity (Deficit)" on page F-32 and "Note 14:
       Concentrations" on page F-62, it appears that you have not furnished the information for all of your securities which were sold by you within the past three years and which were not registered under the Securities Act as required by Item 701 of Regulation S-K. Please
 Randy May
Ecoark Holdings, Inc.
February 4, 2020
Page 2
      revise. Additionally, state the value of the 300 shares of common stock which you issued on August 21, 2019 to advisors for services. See Item 701(c) of Regulation S-K. Finally, indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed for all of your securities sold by you within the past three years, and state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.
       You may contact Melissa Raminpour, Accounting Branch Chief, at (202) 551-3379 if
you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Asia Timmons-Pierce, Special
Counsel, at (202) 551-3754 with any other questions.



                                                          Sincerely,
FirstName LastNameRandy May
                                                          Division of
Corporation Finance
Comapany NameEcoark Holdings, Inc.
                                                          Office of
Manufacturing
February 4, 2020 Page 2
cc:       Peter DiChiara, Esq.
FirstName LastName